Filed by Helix Energy Solutions Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 and Rule 14d-2(b)
of the Securities Exchange Act of 1934
Subject Company: Helix Energy Solutions Group, Inc.
Commission File No.: 0-22739
The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:
•	Transcript of presentation by Helix Energy Solutions Group, Inc. at the Sidoti & Company’s Tenth Annual Emerging Growth Institutional Investor Forum in New York, New York on April 4, 2006.

Sidoti & Company, LLC
Tenth Annual Emerging Growth Institutional Investor
April 4, 2006

(Background Conversation/Off Mike)
     Martin Ferron: We might have a new name, but our strategy is almost 14 years old, and it’s a pretty unique one. The origins of this strategy are based on three trends that we’ve always seen in the marketplace, in the energy marketplace. The first of them is that there’s an increasing number of mature fields. And as basins get older, and the infrastructure gets older, there’s opportunity to acquire mature reservoirs.
     There’s also an increasing number of small fields, especially in deep water. For every big field that’s found by a major, there’s probably 20 small ones, found by others. And the third trend is that as the E&P companies move into deep water, more things are done underwater. So as a diving company, we saw the opportunity to do things with deep water techniques and methodologies.
     So what we tried to do back, actually in ‘92 when we started all this was come up with a strategy that addresses those three trends. So in a nutshell, what we do is provide development solutions and related services to the energy markets. But we specialize in the exploitation of (Inaudible) called marginal fields. So either mature or small. And we also differentiate ourselves, and this is a differentiation, by taking oil and gas production as well as cash for our services, as payment for our services.
     So like a double helix, we have a two-stranded strategy. We offer contracting services, just like any other oil service play into the open marketplace. And we’re all seeing where the market is being so good right now, we’re pretty well focused on that. But from time to time, we also provide those services internally to develop internal reservoirs. And by doing that, we believe, and we’ll show you some financials a bit later, that we can reduce cyclicality, in other words, provide steady growth; and also generate superior financial returns. And again we’ve got some numbers to back up that claim.
     Our structure is based on those two strands. We have a service organization, which is rich in assets. And then we have an oil and gas company, which owns all of the reservoirs. And what we do is, we treat the oil and gas company exactly the same as an external customer in terms of pricing. So when I talk about cost advantages in a minute, I’m not talking about playing games with pricing. We treat our oil and gas company the same way as a customer, and they make the spending decisions exactly the same as any independent E&P company would.
     We got a lot of attention for the announcement of our intention to acquire Remington Oil & Gas back in January. The deal size is about $1.4 billion. But what’s perhaps less understood is that we’ve spent about a billion dollars in the last few years building up our services so that we can offer cradle to grave service for small fields in deep water. So in other words, we can explore; we can appraise; we can do all the development work; we can maintain the production; and then finally, we can abandon the reservoir.
     So this is really important to us because it makes us masters of our own destiny, in terms of the way we apply our assets and our approaches to the reservoirs which we own. And we believe that by doing that, we can reduce F&D costs, finding and development costs, on these reservoirs by around 20 percent. So that’s not pricing. That’s the application of our assets and our methodologies on these particular types of reservoir. And as we progress the exploitation of Remington’s portfolio, I hope to show you that. We can demonstrate it over the next two, three years.
     We are known for work in the Gulf of Mexico. But over the last two to three years, we’ve been building our service presence in the North Sea, and in Southeast Asia. Because we see the opportunity to acquire reservoirs in those two areas. And hopefully you’ll see us take our strategy international over the next two to three years.
     Let’s talk about contracting services first. Now, as I mentioned, again we have a two-stranded approach to contracting, in that we do external work, and we do internal work. Right now, we’re probably only doing about ten percent of our utilization internally because the outside market is so robust. You know, we’re enjoying good pricing, just like any other service company. But this is a cyclical business, and in a downturn scenario, you’ll see us switch utilization to internal (Inaudible). So that through a cycle, you can expect our internal jobs that may be generated on average, 30 percent utilization for our fleet. Why that’s important is that it gives us internal backlog, and it keeps us away from the worst of competitive pricing issues.
     You see in down cycles, that when utilization rates fall below 80 percent, maybe 70 percent, pricing tends to erode very quickly, and service companies tend to try and outbid each other. So by having this internal back order work, we cushion ourselves from the worst of that effect.

     In December, we picked up a reservoir management company, from which we took on (Inaudible). They’re actually called Helix RDS. And what was good about this particular company is that they have 180 plus reservoir managers and engineers, all based on the North Sea and the Far East. You know, I mentioned earlier that we want to take on more (Inaudible) those areas. So this acquisition will re-enable us to understand the local geology and reservoirs in those areas. So you’ll see us build upon this acquisition in the near term.
     Next, we’re planning to go drilling next year. We have an asset that we can convert to drilling. And it’s just adding components; it’s not a major conversion. So the rest is still working, as I speak. And within a two-week period in the first quarter next year, we’ll be adding the equipment. And then we’ll be able to drill on our own account. We’ll probably drill a couple of our own reservoirs first. But there’s a lot of interest in the open market in this asset. Obviously you’ve seen drill rig rates increase dramatically in price. This particular asset can work in 10,000 feet of water, if we choose to. So there, the prices are the highest. So we’ve got a lot of pricing leverage with this particular asset.
     The next service offering we have is production facilities. We provide floating production units, to produce several small reservoirs simultaneously. So we choose particular spots in the Gulf of Mexico, and then entice customers to bring their reservoirs to use that facility. So we get a really nice, kind of mid-stream return, based on demand, fees, and tariffs. But as you can see in the picture, there’s a whole lot of construction work that we get to own these facilities, and also our production company can farm in to all of the surrounding reservoirs, or has the opportunity to farm in. So owning the facilities is a nice enabler for us to do the other things that we like to do in the marketplace.
     I guess construction is the service we’re best known for, and we started providing diving construction in the 60s. And I’ll start with shallow water. We actually doubled the size of our fleet last year, just before the hurricanes blew through the Gulf of Mexico, so either lucky or good, we made a nice move there. And we’re seeing obviously exceptional pricing with repair work that’s likely to last at least 18 months, just for the clean-up after the two hurricanes last year.
     As I mentioned, we doubled the size of our fleet, and therefore the contribution from our unit is much better and we’ll show you some financials later. But deep water is where the real kind of (Inaudible) growth is. If you follow companies like FMC and Cameron, you see tree orders going out five, six, seven years, each of those trees generates construction work for us. So we really see growth in that area, and that’s where we’re adding assets at the moment.
     The last of our service offerings is well operations. This is a particular niche that we spotted several years ago. And most well intervention is actually done by drill rigs. But we have two assets, one semi-submersible unit in the Gulf of Mexico,, and one monohull in the North Sea. They can do well intervention, you know, simple down hole tasks for maintenance and repair purposes a lot cheaper than the drill rig. But as drill rig rates have escalated, so have our prices for well intervention. So we’re seeing exceptional demand for these assets right now. And you’ll see more earnings from then than we enjoyed last year.
     Turning to the second strand of the company, oil and gas production. As I mentioned, we’ve been a producer for 14 years. And that’s perhaps little known. But we’ve learned a few things along the way. And one of the main things is that for us to get the fast returns, we have to be the operator. Whenever you’re a minority stakeholder in a reservoir, you’re turning half (Inaudible) to somebody else’s team. You can’t apply assets and methodologies in the way that you choose. So we learn from our experience in buying shallow water mature fields that we divest as operator. So we wanted to become an operator in the deep water.
     And the Remington acquisition enables that. I mean, that’s the key driver for us making that move. At the end of 2004, we had 116 DCFE of reserves on an equivalent basis. By the time we close Remington, we’ll have all of 500 DCFE. So we’ve added a lot to proven reserves. We’re going to double our production, year over year. And all that while maintaining our ratio of proven to undeveloped reserves for a very similar oil and gas mix.
     But we didn’t buy Remington just for their proved reserve components. Remington is a prospect generation company. They’ve excelled over the last six years at generating both shallow water and deep water prospects. And we believe that they’ve got an inventory that we can exploit, that will add over TCF of reserves over the next several years. They’ve got 150 prospects which we tend to exploit. And our exploitation will involve the use of a lot of our assets. So we think that we can generate well over a billion dollars of work for our services in that effort. So between the program components, the prospect value, and the service value, I think this will be a great deal for us.
     Another thing I’d like to point out about Remington is that their exploration was pretty, their exploration effort, I think, is pretty clever. A lot of companies tend to look for big fields in the middle of nowhere. Remington started (Inaudible) to try and find small fields adjacent to prior finds. So it gives a better chance of success in terms of drilling. It also means that we can quickly develop these prospects. We are going to be drilling two of Remington’s prospects with an external rig this year, so hopefully you’ll see the success of our effort come to bear very quickly.
     So post-Remington, we’re going to combine production of over 220 (Inaudible) in a day. Proven reserves over 500 DCFE. We’ll have 30 fields in deep water that we can exploit, at the time of our own choosing. And we’ll have combined risk prospects of over 1.4 Ts of gas equivalent, and over a billion dollars of service (Inaudible).
     We do hedge up to 50 percent of our PDP. Mainly to preserve our capital budgets. And we do have some nice hedges in place right now, and Wade will speak to that a bit more in the financial section. Round about now, Wade?
     Wade Pursell: Thank you, Martin. The industry basically is a very cyclical one. This slide doesn’t look very cyclical, though. And that’s primarily because of the business model that we’ve employed that Martin took you through. You see a nice, linear growth line from ‘95 to ‘02. And then more exponential from ‘02 through present. (Inaudible) back in 1997, the year we first went public, we were pretty excited to do 100 million of revenues that year. And now we’re doing that just about every month.
     More important, the bottom line, you see a similar growth line over the last five years here. Back in 2004, we did 80 million of net income. And based on the guidance we’ve given for 2006, we’ll easily double that, and might even triple it. Looking at it differently, cash flow, this shows EBIDTA. We do generate a lot of cash. A look back at 2004 again, it was 240 million of cash. And looking to 2006, we should generate over half a billion.
     Probably our most important metric, return on capital invested, this is an after tax return. We set as a target, for ten to 15 percent return on capital. You see back in ‘02 and ‘03, we fell below that target. That was on the heels of an $850 million capital investment program, including the construction of Q4000 and several other programs. We were early to the party. About 2004, the party had caught up to us, and we’re back above our targets. For ‘05, we did 17 percent. And with the fourth quarter being 22 percent, I look for 2006 to be about 20 percent as well.
     This is an interesting slide showing our mix of our capital programs, between oil and gas production and contracting services. Since the announcement of the Remington acquisition some people have thought we’ve sold our soul to E&P, but hopefully this slide shows you that that’s not the case. Looking in the middle pie of 2006, obviously with the cash component of that Remington transaction, mostly oil and gas production related, CAP EX ‘06. But if you look at the four years prior, and then our projections for the next three years, you see more of a balanced mix between where we’re going to be spending our capital.
     Turning to the debt picture, as of the end of ‘05, we had about $440 million of debt. This was represented in two facilities, primarily. The Maroon facility being a $300 million convertible notes facility that we did last, about a year ago, last March. That’s 20 year maturity with a three and a quarter percent coupon. The green is a MARAD facility that we got for constructing the Q4000 in the United States. That’s also a very long term facility, 25 years. It has mortgage style amortization. We fixed the interest rate last year at about 4.8 percent, so our debt at year end was very long term, low amortization, with a fixed interest cost.
     Looking ahead, to close the Remington transaction for the cash part of the transaction, we’ll be putting in place a senior secured Term B facility for about $813 million. That facility has already been underwritten. We’re in the process of syndicating it now. But you see that facility, it will be a floating interest, around (Inaudible) or plus 175. Low amortization as well, one percent required every year with a bullet at the end of seven years. Completely pre-payable. And I’ve put some credit statistics up here to show that, you know, once we close in May or June, coming out of the box, even with this additional debt will be somewhere around debt to trailing EBIDTA of two times one. And even more important, looking at debt service coverage, we’ll have nearly coverage of ten times.
     At the beginning of every year, the management team, we set some kind of general objectives for ourselves for the coming year. And then throughout the year, we grade ourselves on those objectives. You see in contracting services, we’re projecting a revenue number of $650 to $750 million this year. I think we’re well on our way to making that. That compares to $550 last year. On the margin side, we’re projecting 25 to 35 percent. We’re well on our way to meeting those as well. Equity in earnings, this is just the contribution from the Marco Polo facility, $27 to $32 million. That compares to $11 million last year.
     We want to achieve mechanical completion on our second production facility and its hub, and begin construction on another facility by the end of the year. On the oil and gas production side, and these targets, obviously excluding Remington, we’re looking for 44 to 47 BCFE of production this year. We want to start production from at least one of our deepwater hubs. We want to bring one of those on stream. We want to make our first North Sea acquisition.
     On the financial side, our earnings guidance for the year remain in the range of $2.30 to $3.30 per share. And last, but certainly not least, we’re shooting for an incident rate, safety incident rate below 1.8. I’ve added a couple of slides to the end of our presentations this year. We want to just kind of give you an idea first of all, looking back six months, and going through some highlights, I think we probably touched on all of these, so I won’t go through them again. But obviously it’s been very active consolidating the shelf construction market and announcing the Remington acquisition, just to name a few.
     And then looking over the next year, you know, I talked about our general objectives for the coming year, but these are just kind of a very specific sheet for you to follow. And throughout the year you can look at these and kind of see how things are going. I won’t read through them but they’re there for you to refer to and look at later.
     And that concludes are presentation. Thank you.
     M: (Off Mike) ... questions
     M: I think it’s (Inaudible) room, isn’t that right? Okay. All right.
     (Off Mike Conversation)
     (END OF TAPE)

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